February 1, 2018

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Craig D. Wilson,

Senior Assistant Chief Accountant, Office of Information Technologies and Services

VIA EDGAR

Re:	Formula Systems (1985) Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2016 (the “2016 Form 20-F”)

Filed May 16, 2017

File No. 000-29442

Dear Mr. Wilson:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated January 18, 2018 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment. Please note that all references to page numbers in the responses below refer to the page numbers of the 2016 Form 20-F, as previously filed with the Commission.

Concurrently with our submission of this response letter, we are filing Amendment No. 1 to the 2016 Form 20-F in order to address the comments that the Staff raised in comments 5 and 6 of the Comment Letter.

Item 3. Key Information

D. Risk Factors, page 6

1.	You disclose on page 20 that Sapiens’ results of operations in 2017 may be materially affected as a result of a software development breach disagreement with a significant customer. If material, revise to quantify any related trends, events or uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources and /or results of operations, as a result of foregoing work on the project and the fact that the company does not expect to generate any further revenues from this significant customer. Refer to Item 5(D) of Form 20-F for guidance.

We respectfully acknowledge the Staff’s comment. As of the filing of the 2016 Form 20-F, we assessed that the termination of our subsidiary Sapiens’ software development agreement would not materially impact our liquidity, capital resources and revenues on a consolidated basis for the year ended December 31, 2017. We also assessed that despite the termination of this agreement, our consolidated financial statements for 2016 were still indicative of our expected future results of operations on a consolidated basis for 2017. Accordingly, we did not provide further forward-looking information concerning this development in our 2016 Form 20-F. We will provide comprehensive disclosure concerning the actual impact of the termination of this agreement on our results of operations for 2017, to the extent material, in our upcoming annual report on Form 20-F for the year ended December 31, 2017 (the “2017 Form 20-F”) that we intend to file in the spring of 2018.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources, page 83

2.	Please revise to disclose the amount of cash and cash equivalents that are currently held outside of Israel and the impact if these funds were repatriated as noted in your response to our prior comment 1 in your letter dated December 31, 2014.

We respectfully acknowledge the Staff’s comment. As of December 31, 2016, we held $72,815 of cash and cash equivalents outside of Israel. As to the impact of the repatriation of those funds to Israel, as we undertook in our response to the Staff’s prior comment 1 in our letter dated December 31, 2014, we have disclosed in note 19(b) to our financial statements (on page F-88 of the 2016 Form 20-F) the amount of our undistributed earnings as of December 31, 2016— $47,354— and the fact that a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability. We undertake to the Staff to add to that disclosure the amount of cash and cash equivalents held outside of Israel in our upcoming 2017 Form 20-F and in all future annual reports on Form 20-F.

F. Tabular Disclosure of Contractual Obligations, page 92

3.	Please revise to disclose the estimated cash requirements for interest on your debt obligations or tell us why such disclosure is not necessary. Refer to footnote 46 in SEC Interpretive Release 33-8350.

We respectfully acknowledge the Staff’s comment. We present below our consolidated long-term debt obligations that include interest thereon, as part of the required table summarizing our contractual obligations and commitments as of December 31, 2016. We undertake to the Staff to include interest on our debt obligations in the table of contractual obligations and commitments that we present as of December 31, 2017 in our upcoming 2017 Form 20-F and in all future annual reports on Form 20-F.

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(U.S. dollars, in thousands)
Long-term debt obligations (1)	167,819	44,881	76,907	28,094	17,937
Lease obligations	62,732	26,206	26,013	10,513	-
Liabilities in respect of the acquisitions of operations	46,335	9,795	35,412	1,128	-
Debentures	58,467	3,324	38,519	6,648	9,976
Liability to the Innovation Authority (2)	-	-	-	-	-
Uncertainties in income taxes (3)	3,770	-	-	-	-
Accrued severance payments, net (4)	6,176	-	-	-	-
Total	345,299	84,206	176,851	46,383	27,913

___________________________________

(1)	Includes interest.
(2)	Does not include contingent liabilities to the Innovation Authority of approximately $7.1 million as described in Note 17(f) to our consolidated financial statements contained elsewhere in the 2016 Form 20-F.
(3)	Payment of uncertain tax benefits would result from settlements with taxation authorities. Due to the difficulty in determining the timing of settlements, this information is not included in the above table. We do not expect to make any significant payments for these uncertain tax positions within the next 12 months.
(4)	Accrued severance payments, net relate to accrued severance obligations and notice obligations mainly to our Israeli employees as required under Israeli labor law or personal employment agreements. We are legally required to pay severance upon certain circumstances, primarily upon termination of employment by our company, retirement or death of the respective employee. Our liability for all of our Israeli employees is fully provided for by monthly deposits with insurance policies and by an accrual.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Legal Proceedings, page 112

4.	You disclose on page 113, that “other than the particular material proceedings described above”….“as of the current time there is no reasonable possibility that we will incur material losses exceeding the non-material amounts already recognized.” Please clarify whether there is a reasonable possibility that you will incur material losses exceeding the amounts already recognized for the material proceedings disclosed on page 112. If so, revise to disclose an indication of the uncertainties about the amount or timing of those outflows per IAS 37 paragraph 86.

We respectfully acknowledge the Staff’s comment. We hereby clarify that, as disclosed in our filing, we could not estimate whether we will incur any material losses exceeding the amounts already recognized for the proceedings described on page 112 of the 2016 Form 20-F. Due to that uncertainty, we disclosed the nature of the uncertainty related to such proceedings, the amount claimed against our subsidiaries in each such proceeding and the fact that we could not evaluate properly, at that stage, the outcome of any such proceeding. As of the date hereof, of the three proceedings described in the 2016 Form 20-F, the one involving a wholly-owned subsidiary of Sapiens has been settled (without any losses exceeding the amount already reserved), while the remaining two are still ongoing (and for which we will provide an update concerning any material developments in the 2017 Form 20-F).

Report of Independent Registered Accounting Firms, page F-2

5.	The audit report of Kost, Forer, Gabbay & Kasierer states that they did not audit the financial statements of a subsidiary which was audited by other auditors and that their opinion, insofar as it relates to the amounts included in respect of this subsidiary, is based solely on the reports of the other auditor. As noted in Rule 2-05 of Regulation S-X and in prior comment 3 of our letter dated November 6, 2014, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor shall be filed. Accordingly, please amend your December 31, 2016 Form 20-F to include the other auditor’s report.

We respectfully acknowledge the Staff’s comment and our inadvertent omission, and, in response thereto, have included the other auditor’s report in Amendment No. 1 to the 2016 Form 20-F that we are filing with the Commission concurrently with our submission of this response letter.

Note 2. Significant Accounting Policies

(1) Basis of Presentation of Financial Statements, page F-16

6.	We note that the auditor's report does not include an opinion on whether the financial statements comply with IFRS as issued by the IASB. We also note that you assert in your footnotes that your financial statements were prepared in accordance with IFRS. Please confirm that your audit firm has opined on financial statements prepared in accordance with IFRS as issued by the IASB and that you have prepared your financial statements in accordance with the IFRS as issued by the IASB and amend your financial statement note and revise the audit report to comply. If you are not able to provide that confirmation, please amend your filing to provide a reconciliation from IFRS to US GAAP. Refer to Item 17(c) of Form 20-F.

We respectfully acknowledge the Staff’s comment and, in response thereto, have included in Amendment No. 1 to the 2016 Form 20-F that we are filing with the Commission concurrently herewith a revised audit report from our independent auditor as well as revised language in note (1) to our consolidated financial statements that, in each case, affirm that our financial statements have been prepared in accordance with IFRS as issued by the IASB.

Form 6-K filed November 20, 2017

7.	We note that you present certain non-GAAP measures and non-GAAP guidance in your earning releases. Please revise future filings to provide reconciliations of the most directly comparable financial measures calculated and presented in accordance with GAAP in accordance with Item 100(a)(2) of Regulation G.

We respectfully acknowledge the Staff's comment and will address the comment in our future earnings releases furnished to the Commission in our reports on Form 6-K.

We acknowledge to the Commission that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Asaf Berenstin

Asaf Berenstin
Chief Financial Officer
Formula Systems (1985) Ltd.

cc:	Megan Akst, Senior Staff Accountant

(Securities and Exchange Commission)

Mike Rimon, Adv.

Jonathan M. Nathan, Adv.

(Meitar Liquornik Geva Leshem Tal)

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